UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Bovespa: BBDC3, BBDC4	Latibex: XBBDC	NYSE: BBD

This press release may include information on future events. Such information may include not only historical facts, but also the objectives and expectations of Bradesco’s management. Words such as “anticipate”, “desire”, “expect”, “foresee”, “plan”, “predict”, “project”, “wish” and similar terms are intended to identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not restricted to the impact from the competitiveness of prices and services, the acceptance of services by the market, the service transactions of Bradesco and its competitors, regulatory approvals, currency fluctuations, changes in the mix of services offered as well as other risks described in Bradesco’s reports. This press release is valid up to its publication date and Banco Bradesco assumes no obligation whatsoever to update this release as a result of either new information and/or future events.

Monday, February 2, 2009	2008 Earnings Release

We present below Bradesco’s main figures for 2008. Our Report on Economic and Financial Analysis containing the complete Financial Statements is available on the investor relations website http://www.bradesco.com.br/ir.

1. Net Income for 2008 totaled R$7.620 billion. Net Income adjusted for non-recurring events (including an additional provision for credit in the amount of R$597 million before taxes) reached R$7.625 billion (a 5.8% increase relative to an Adjusted Net Income of R$7.210 billion in 2007), corresponding to EPS of R$2.48 and a return of 23.8% on Average Shareholders’ Equity.1 In the 4Q08, Net Income totaled R$1.605 billion and R$1.806 billion when adjusted by non-recurring events.

2. Net Income comprised R$4.972 billion from financial activities, which represented 65% of the total, and R$2.648 billion from Insurance and Private Pension Plans activities, which accounted for 35% of the Net Income.

3. Market Capitalization as of December 31, 2008 stood at R$65.354 billion.

4. Total Assets reached R$454.413 billion in December 2008, an increase of 33.2% in relation to December 2007. Annualized return on average Assets reached 1.9%, vis-à-vis 2.7% in the same period of 2007.

5. The Expanded Loan Portfolio2 stood at R$215.345 billion, 33.4% higher than a year ago. Loans to individuals totaled R$73.768 billion (up 24.4%), while loans to corporations totaled R$141.577 billion (up 38.6%) .

6. Total Funds Raised and Managed reached R$597.177 billion, an increase of 23.6% vis-à-vis the R$482.971 billion of December 2007.

7. Shareholders’ Equity stood at R$34.257 billion at the end of the year, a 12.8% y-o-y growth. The Capital Adequacy Ratio stood at 16.1%, under the New Basel Capital Rules (Basel II).

8. Remuneration to shareholders in the form of Interest on Shareholders’ Capital and Dividends paid and provisioned in the period totaled R$2.692 billion, equivalent to 35.5% of the Net Income for the same period.

9. The Efficiency Ratio in December 2008 stood at 42.0% (41.8% in December of 2007).

10. In the period, investments in infrastructure, information technology and telecommunications amounted to R$2.670 billion, up 27.2% y-o-y.

11. Taxes and contributions, including social security, paid or provisioned in the period, stemming from main activities developed by the Bradesco Organization, totaled R$5.661 billion, equivalent to 74.3% of the Net Income.

12. Bradesco makes available to its clients a comprehensive distribution network, with 4,542 branches (3,359 traditional branches + 1,183 mini-branches), 29,218 ATMs in the Bradesco Dia&Noite (Day&Night) Network, 16,061 Bradesco Expresso outlets, 5,946 Banco Postal (Postal Bank) Branches, 2,555 Mini-branches and 156 branches of Finasa Promotora de Vendas. 5,306 ATMs in the Banco24Horas (24HourBank) Network are also available to Bradesco clients.

13. Awards and Acknowledgments received in 2008:
- Business Model for Sustainability (Exame magazine);
- Best Latin American Bank (Emerging Markets publication);
- Best Company in Social and Environmental Responsibility (Época Negócios magazine/Troiano Consultoria de Marca);
- Best Bank of the Year in Brazil and Best Bank in the World in Environment and Social Corporate Governance (The Banker magazine);
- Best Insurance Company in Latin America (World Finance magazine);
- Best Private Group in Brazil (Valor Econômico newspaper);
- Bank of the Year and Best Brazilian Bank (Latin Finance magazine);
- Leader of the Top of Mind (Folha de São Paulo newspaper);
- Best Bank in Brazil (Euromoney magazine);
- Leader in Sustainability and Corporate Governance in Latin America (Management & Excellence);
- Brazil’s Most Valuable Brand (BrandFinance/Gazeta Mercantil newspaper);
- Brazil’s Most Valuable Brand (BrandAnalytics/Millward Brown/IstoÉ Dinheiro magazine);
- Most Valuable Brand in the Banking Sector in Latin America (Brand Finance/The Banker magazine);
- Best Company in Human Resources (Época magazine);
- Winner of Environmentally-Friendly Company Award (ADVB- SP);
- Leading Bank of the Best and Largest Companies ranking (Exame magazine);
- Brazilian Bank Best Positioned in the Ranking (Fortune 500 magazine);
- Best Bank on the Market and Leader of the ISE – Corporate Sustainability Index of Bovespa: (Economática consulting firm/ Agência Estado);
- Highest Tier-I Bank in terms of capital and total assets in Latin America (The Banker magazine);
- Best Bank in Retail, Life, Private Pension Plan and Leasing (Austin Rating consulting firm /Gazeta Mercantil newspaper); and
- Leader in Shareholders’ Value – Banking Sector: Abrasca.

14. Socially, aiming at contributing to a better education in Brazil, for over 52 years Bradesco has been developing a broad social and educational program through Fundação Bradesco, maintaining 40 schools mainly located in regions of acute socio-economic poverty throughout all Brazilian states and Brasília, the Federal District. In 2008, R$220.791 million were invested, allowing Fundação Bradesco to service over 518,000 people.

(1) Excludes the mark-to-market effect of Available-for-Sale Securities recorded in Shareholders’ Equity
(2) It considers Sureties, Guarantees, credit cards receivables (cash purchases and credit purchases from storeowners) and loan granting (FIDC)

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Phone: (55 11) 2178-6201

Institutional Area	Individuals Area
Phone: (55 11) 2178-6218	Phone: (55 11) 2178-6217

e-mail: investors@bradesco.com.br
www.bradesco.com.br/ir

     Banco Bradesco’s Net Income of R$7.620 billion, in 2008, includes some non-recurring events in the period, as shown below:

R$ million	12M08	12M07	4Q08	3Q08
REPORTED NET INCOME	7,620	8,010	1,605	1,910
Partial/Total sale and reclassification of investments [1]	(806)	(1,497)	(454)	-
Additional PLL [2]	597	-	597	-
Effects of the Law 11,638/07 [3]	88	-	88	-
Full goodwill amortization [4]	53	953	-	-
Supplementary labor provision	-	232	-	-
Active tax credit	-	(718)	-	-
Civil provisions – economic plans [5]	124	274	68	-
Other	(28)	(87)	7	-
Tax effects	(23)	43	(105)	-
Subtotal Non-Recurring Events	5	(800)	201	-
ADJUSTED NET INCOME	7,625	7,210	1,806	1,910

(1) In 12M08: Partial sale in 1Q08 of R$352 million and reclassification in 4Q08 of remaining shares of Visa International from the “Available-for-Sale Securities” category to the “Trading Securities” category, whose mark-to-market effect was recognized in the result. In 12M07: Partial sale of Serasa (R$599 million), Bovespa (R$253 million) and BM&F (R$227 million); total sale of Arcelor (R$354 million) and Indiana (R$64 million); (2) Out of R$597 million, R$429 million are recorded as "Excess PLL" and R$168 million are recorded as "General PLL", representing review of ratings of some corporate clients; (3) Basically, it refers to the leasing adjustments (see page 383 – note 35d of the Report on Economic and Financial Analysis); (4) It refers to the full amortization of goodwill verified in associated companies/subsidiaries; (5) In 12M08, represented by recording of provisions above average provisions in previous quarters.

     The Adjusted Net Income stood at R$7.625 billion in the 12-month period of 2008, accounting for a 5.8% increase over the same period of 2007. This income is used as the basis for the analyses and comments in this Press Release and in the Report on Economic and Financial Analysis.

     The decrease in Net Income during the 4Q08 is mainly due to increases in claims that reduced the income from Insurance, Pension Plans and Savings Bonds.

Loan Portfolio – Expanded Concept

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
SMEs	58,334	55,061	43,980	32.6	5.9
Large Corporates	83,243	72,205	58,150	43.2	15.3
Corporate Subtotal	141,577	127,266	102,130	38.6	11.2
Individuals	73,768	69,984	59,277	24.4	5.4
Total [1]	215,345	197,250	161,407	33.4	9.2

1 Includes Sureties and Guarantees, receivables from credit cards (cash purchases and credit purchases) and loan granting (FIDC).

In 2008, loans to Corporations were affected by the capital markets slowdown and shortage of foreign credit lines occurred in 4Q08 affecting both working capital and investments. The highest growth in 2008 was experienced in leasing, working capital, export financing and mortgage.

In the Individuals segment, we see a decrease in the demand for consumer finance loans, a result of consumer cautiousness in an uncertain economic scenario. In this segment, the largest growth came in the products of leasing, mortgages and agricultural loans.

Excluding sureties and guarantees, receivables from credit cards and loan granting (FIDC), the Loan Portfolio totaled R$173.423 billion, up R$42.116 billion, or 32.1% in relation to December 2007, and an increase of R$12.789 billion, or 8.0%, in the 4Q08.

The evolution of the main credit lines is presented as follows:

Breakdown of the Loan Portfolio – Individuals and Corporations

Individuals

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Vehicles - CDC	20,496	20,789	21,183	(3.2)	(1.4)
Leasing	11,516	10,442	3,315	247.4	10.3
Credit cards [1]	9,668	8,888	8,284	16.7	8.8
Personal loans	7,774	7,833	7,063	10.1	(0.8)
Payroll deductible loans [2]	6,839	6,623	6,106	12.0	3.3
Agricultural loans	4,125	4,349	3,138	31.5	(5.2)
BNDES / Finame onlendings	2,898	3,147	2,843	1.9	(7.9)
Mortgages	2,485	2,272	1,682	47.7	9.4
Overdraft accounts	2,162	2,252	1,848	17.0	(4.0)
Sureties and guarantees	448	384	390	14.9	16.7
Others [3]	5,357	3,005	3,425	56.4	78.3
Total	73,768	69,984	59,277	24.4	5.4

1 In Dec08, including R$6,124 million from retailers credit and cash purchases, in Sep08 R$5,346 million and in Dec07 R$5,413 million.
2 In Dec08, including R$447 million in loan granting (FIDC) and Sept08 R$452 million.
3 In Dec08, including R$48 million in loan granting (FIDC) and Sept08 R$56 million.

Corporations

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Working capital	25,869	22,020	14,685	76.2	17.5
Export financing	13,721	10,427	7,812	75.6	31.6
BNDES/ Finame onlendings	13,344	12,405	10,442	27.8	7.6
Operations abroad	11,137	10,738	8,535	30.5	3.7
Overdraft accounts	9,155	9,231	7,643	19.8	(0.8)
Leasing	8,979	8,780	4,886	83.8	2.3
Credit cards[1]	6,275	5,165	4,265	47.1	21.5
Agricultural loans	3,593	3,734	3,132	14.7	(3.8)
Vehicles - CDC	3,296	3,332	3,496	(5.7)	(1.1)
Mortgages	2,942	2,339	1,758	67.3	25.8
Sureties and guarantees [2]	33,431	29,256	23,906	39.8	14.3
Others	9,835	9,839	11,570	(15.0)	-
Total	141,577	127,266	102,130	38.6	11.2

1 In Dec08, it includes R$1,424 million from storeowner credit purchases and cash purchases, in Sep08 R$1,122 million and in Dec07 R$391 million.
2 We point out that approximately 90% of sureties and guarantees operations are carried out with Large Corporates

Bradesco ended 2008 with an amount of R$4,469 million of mortgages contracts to disburse.

Breakdown of the Vehicle Portfolio

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
CDC Portfolio	23,792	24,121	24,679	(3.6)	(1.4)
Individuals	20,496	20,789	21,183	(3.2)	(1.4)
Corporations	3,296	3,332	3,496	(5.7)	(1.1)

Leasing Portfolio	17,614	16,454	6,361	176.9	7.0
Individuals	11,516	10,442	3,315	247.4	10.3
Corporations	6,098	6,012	3,046	100.2	1.4

Finame Portfolio	4,487	4,090	3,055	46.9	9.7
Individuals	75	61	54	38.9	23.0
Corporations	4,412	4,029	3,001	47.0	9.5

Total	45,893	44,665	34,095	34.6	2.7
Individuals	32,087	31,292	24,552	30.7	2.5
Corporations	13,806	13,373	9,543	44.7	3.2

As of 2008, Bradesco started to focus the new vehicle leasing segment, which justifies high growth indexes of this product. The solid growth of these operations is also due to IOF exemption, making this product more attractive to clients.

Information on Credit Cards

					Variation %
	12M08	12M07	4Q08	3Q08	12M	Quarter
Credit cards
Card base - Million	20.4	17.5	20.4	20.3	16.6	0.5
Revenues - R$ Million	39,738	32,774	10,700	10,165	21.2	5.3
# of transactions - Million	470.9	393.6	123.9	119.6	19.6	3.6

Private Label
Card base - Million	13.3	9.7	13.3	12.9	37.1	3.1
Revenues - R$ Million	4,524	4,122	1,232	1,121	9.8	9.9
# of transactions - Million	61.6	53.2	16.3	15.3	15.7	6.5

Total
Card base - Million	33.7	27.2	33.7	33.2	23.9	1.5
Revenues - R$ Million	44,262	36,896	11,932	11,286	20.0	5.7
# of transactions - Million	532.5	446.8	140.2	134.9	19.2	3.9

Asset Quality

Bradesco’s solid asset quality can be verified through its ratings (“AA" to “C”), and compared with the Brazilian financial system and the private banks, as shown in the table below:

	Dec08	Sept08	Dec07
Bradesco	93.4%	93.6%	93.3%
Brazilian Financial System	92.2%	92.5%	92.0%
Private Banks [1]	92.5%	93.1%	92.8%
1 Domestic and Foreign

Provision for Loan Losses (PLL) and Delinquency

The balance of Provision for Loan Losses (PLL) stood at R$10.263 billion as of December 31, 2008, of which R$8.642 billion are required provisions and R$1.621 billion are excess provisions.

Expenses with Provision for Loan Losses (PLL)

PLL expenses of R$7.287 billion (without considering non-recurring PLL of R$597 million in the 4Q08) were recorded during the 12M08, an increase of R$1.789 billion, or 32.5%, compared with 12M07. This growth follows the evolution of the Loan Portfolio, which grew by R$53.938 billion, or 33.4%, in the period.

In the 4Q08, the expense variation of R$138 million was reflected by expected increase in the delinquency ratio (loans overdue by more than 90 days) which inched up 0.1 p.p. due to the downturn in the macroeconomic scenario.

Coverage and Delinquency Ratios

Bradesco’s portfolio Coverage and Delinquency Ratios are shown in the table below:

	Dec08	Sept08	Dec07
PLL / Loan Portfolio	5.9%	5.7%	6.0%
Loans overdue by more than 60 days / Loan portfolio	4.5%	4.2%	4.2%
PLL / Loans overdue by more than 60 days	130.7%	135.7%	140.7%
Loans overdue by more than 90 days / Loan portfolio	3.6%	3.5%	3.5%
PLL / Loans overdue by more than 90 days	165.6%	163.6%	168.7%

In 2008, we experienced an increase in the delinquency ratio (loans overdue by more than 90 days), primarily affected by the Individuals segment, which rose from 6.4% to 6.7% . For the quarter, the highest increase came in the micro and SME segments, which saw this ratio rise from 2.4% to 2.7% .

We also highlight the coverage ratios, which remained stable.

Deposits, Debentures and Subordinated Debts

In the following table, we show the growth of these types of funding:

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Demand Deposits	28,612	27,620	29,420	(2.7)	3.6
Savings Deposits	37,768	35,681	32,813	15.1	5.8
Time Deposits + Debentures	133,552	112,089	67,860	96.8	19.1
Subordinated Debts [1]	19,249	17,518	15,818	21.7	9.9
Total	219,182	192,908	145,911	50.2	13.6
1 Out of balance in December 2008, R$11,893 million were verified for calculation purposes of the Capital Adequacy Ratio.

Contingent Liabilities

The balance of these liabilities is shown in the table below:

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Labor Provisions	1,553	1,567	1,492	4.1	(0.9)
Civil Provisions	1,524	1,476	1,414	7.8	3.3
Tax Provisions	7,053	7,129	6,311	11.8	(1.1)
Total	10,130	10,172	9,217	9.9	(0.4)

Capital

In December 2008, the Book Value of the Shareholders’ Equity stood at R$34.257 billion, while the Reference Shareholders’ Equity totaled R$47.263 billion.

The Capital Adequacy Ratio, calculated according to the New Capital Rules (Basel II) in a standardized approach stood at 16.1% . This index shows a capital margin of R$14.945 billion. If the profile of Bradesco’s current loan portfolio is maintained, this margin would allow the portfolio to additionally grow R$165 billion (for further information, see page 190 of the Report on Economic and Financial Analysis).

Unrealized Results

Unrealized results, represented primarily by securities, posted a reduction in this quarter, following the market volatility in the period. It is worth mentioning that most of these securities are used to guarantee technical provisions which are long-term liabilities that are not marked-to-market.

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Securities - Fixed Income	1,550	1,384	1,246	24.4	12.0
Securities - Equities	(1,086)	79	2,227	-	-
Loan Operations	47	78	356	(36.8)	(39.7)
Investments	110	441	1,081	(89.8)	(75.1)
Other	(16)	30	(201)	(92.0)	-
Total	(605)	2,012	4,709	(87.2)	(69.9)
- For further information, see note 32b on page 378 of the Report on Economic and Financial Analysis.
Note: (i) Goodwill of real estate in the amount of R$1,571 million, deferred tax credits stemming from the increase in Social Contribution rate in the amount of R$963 million related to Dec/08 and (ii) the potential goodwill of Bradesco’s interest in Visanet and Serasa are not included in the table of unrealized gains.

Asset Management

Bradesco’s total Assets under Management, comprising investment funds, managed portfolios and third-party funds, rose to R$187.151 billion.

Shareholders’ Equity

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Investment funds	166,162	164,970	157,383	5.6	0.7
Managed portfolios	15,365	17,021	12,597	22.0	(9.7)
Third-party quotas	5,624	6,004	7,506	(25.1)	(6.3)
Total	187,151	187,995	177,486	5.4	(0.4)

Asset Allocation

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Fixed income	163,849	160,277	148,166	10.6	2.2
Equities	17,678	21,714	21,814	(19.0)	(18.6)
Third-party funds	5,624	6,004	7,506	(25.1)	(6.3)
Total	187,151	187,995	177,486	5.4	(0.4)

The reduction observed in equities in the 4Q08 and for the 12-month period reflects declines in the Ibovespa index of 24.2% and 41.2%, respectively in the same periods, in addition to the impact of reallocating funds to more conservative investments, such as Savings Accounts and CDs.

Net Interest Income

To provide a better analysis, Bradesco’s net interest income is adjusted by the effect of hedge positions for investments and divestments abroad /mark-to-market of equity interests, as shown below:

					Variation R$
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Reported NII	23,657	23,530	5,375	5,152	127	223
(+/-) Divestment / mark-to-market [1]	(454)	(354)	(454)	-	(100)	(454)
(+/-) Hedge / Exchange variation	2,446	(876)	1,751	1,182	3,322	569
Net Interest Income	25,649	22,300	6,672	6,334	3,349	338
- Interest income	23,420	19,633	6,214	5,939	3,787	275
Volume					6,036	682
Rate					(2,249)	(407)
- Non-interest income	2,229	2,667	458	395	(438)	63
Average NII (%) [2]	8.3	9.4	7.9	8.3	-1.1 p.p.	-0.4 p.p.
1 In 12M08 and 4Q08, including mark-to-market effects deriving from the reclassification of Visa shares from available-for-sale securities to trading securities. In 12M07, refering to total divestment in Arcelor.
2 (Annualized NII)/(Total Average Assets – Permanent Assets – Repos)

     In the comparison between 12M08 and 12M07, the NII increased by R$3.349 billion, accounting for a 15.0% growth, due to the following factors:

• the increase of R$3.787 billion in income from interest-earning operations, of which R$6.036 billion derived from the increase in average volumes and R$2.249 billion from spread contraction;

Mitigated by:

• the decrease of R$438 million in “non-interest” income, mainly due to lower treasury/securities gains, in the amount of R$776 million, which includes the negative mark-to-market effect in loan derivatives (CDS – Credit Default Swaps) on sovereign Brazilian bonds issued abroad, in the amount of R$326 million, due to the volatility of global financial markets in the 2H08 and offset by higher recovery of credits, in the amount of R$360 million.

In the comparison between 4Q08 and 3Q08, the variation of R$338 million was due to:

• the increase in interest-bearing operations in the amount of R$275 million, comprised of a R$682 million growth in average volume and a R$407 million decline in spreads due to the change in the mix of the portfolio (higher growth of the large corporate segment);
• the increase in “non-interest” income of R$63 million, deriving from higher treasury/securities gains, even taking into account the negative mark-to-market effect in loan derivatives (CDS – Credit Default Swaps) on sovereign Brazilian bonds issued abroad, in the amount of R$126 million (R$276 million) in the 4Q08 and (R$150 million) in the 3Q08, caused by the volatility in the world financial markets.

Adjusted NII

The adjusted NII of interest-earning operations is shown in the chart below. Note the growth in nominal terms in the quarter and the decrease in the average rate due to the growth in the corporate segment operations, which have lower spreads vis-à-vis the portfolio for individuals.

Breakdown of the Adjusted NII

The origin of the Adjusted NII is shown in the chart below. Note the importance of the relative participation of loan operations, which accounted for 69% of the total in December 2008, compared to 67%, in December 2007.

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
- Loan operations	16,136	13,159	4,256	4,081	22.6	4.3
- Funding	2,748	2,201	830	733	24.9	13.2
- Insurance	2,097	2,147	499	495	(2.3)	0.8
- Securities, Treasury and Other	2,439	2,126	629	630	14.7	(0.2)
NII	23,420	19,633	6,214	5,939	19.3	4.6

Credit NII

A summary of the credit margin is shown in the chart below:

  The first line shows the income from loan operations net of the cost of opportunity (basically the Interbank Deposit rate – the CDI).
  The third line incorporates the expenses delinquencies, represented by the Provision for Loan Losses (PLL) added by the discounts given in renegotiations, net of credit recoveries.
  The second line shows the net margin, i.e. loan interest income net of the losses associated with these loans, which shows consistent growth in nominal terms, with cumulative growth of 18.6% over the past 12 months.

Fees and Commissions

The breakdown and variations in Fees in the respective periods is shown in the table below:

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Cards[1]	3,034	2,449	865	779	23.9	11.0
Checking accounts	2,265	2,357	554	557	(3.9)	(0.5)
Loan operations	1,584	1,934	322	356	(18.1)	(9.6)
Asset Management	1,570	1,439	386	407	9.1	(5.2)
Collections	973	859	254	252	13.3	0.8
Collection of taxes	239	255	61	60	(6.3)	1.7
Consortium	318	236	84	84	34.7	-
Others	1,232	1,277	292	324	(3.5)	(9.9)
TOTAL	11,215	10,806	2,818	2,819	3.8	-

1 It considers debit and credit cards.

In the comparison between 12M08 and 12M07, the R$409 million increase was due to:

  the R$585 million growth in “Cards” fees, driven by the increase of 15.9% in the base of cards, moving from 70,469 thousand in 2007 to 81,691 thousand in 2008, as well as by the 19.7% increase in the number of transactions, moving from 798,474 thousand on December 31, 2007 to 955,902 thousand on December 31, 2008;
  the R$131 million increase in “Asset Management” fees, derived from the 5.5% increase in assets under management, which moved from R$177.5 billion on December 31, 2007, to R$187.2 billion on December 31, 2008, as well as by the higher number of business days in 2008;
  the R$114 million growth in “Collections”, related to higher business volumes, where Bradesco is market leader with a 30.1% market share (Sisbacen – as of September 2008); and
  the R$82 million growth in “Consortium” fees, due to the increase of 15.9% in the number of outstanding quotas, moving in a y-o-y basis from 298,618 to 345,969.

Mitigated by:

  The declines in checking account (R$92 million) and individual loan operation fees (R$350 million), primarily due to the process of fee adjustment, and the loan operations fee (TAC) which can no longer be charged from individuals.

In the comparison between the 4Q08 and the 3Q08, the main variations were:

  the R$86 million increase in “Cards” fees, related to the 1.9% increase in the base of cards moving from 80,207 thousand, at the end of September 2008, to 81,691 thousand, at the end of December 2008, as well as to the 9.8% increase in the number of transactions, which rose from 240,654 thousand to 264,333 thousand in the same period.

Mitigated by:

  smaller fees from individuals loan operations (R$34 million) due to the lower volume of operations, especially in the area of vehicle financing;
  lower income from asset management due to the reallocation of funds to more conservative investments, such as Savings Accounts and CDs; and
  and lower revenues from underwriting operations, in the amount of R$26 million.

Personnel Expenses

The breakdown and variations in personnel expenses in the respective periods are shown in the table below:

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Structural	5,903	5,295	1,582	1,517	11.5	4.3
Non-Structural	1,264	1,275	308	308	(0.9)	-
TOTAL	7,167	6,570	1,890	1,825	9.1	3.6

In the comparison between 12M08 and 12M07, the variation of R$597 million was due to:

  Structural:
  the increase of the distribution network (from 29,982 outlets in 2007 to 38,183 in 2008, including 3,359 branches) and the increased number of employees (82,773 in 2007 to 86,622 in 2008), the wage increase granted under the collective bargaining agreement of 2007 (6%), benefits and other items in the amount of R$439 million, as well as the 2008 bargaining agreement (wage increase between 8.15% and 10%) of R$158 million (R$42 million related to the restatement of labor liabilities and R$116 million of payroll increase).
  Non-structural:
  higher expenses with provisions for labor proceedings in the amount of R$20 million;
  lower expenses with the management and employees profit-sharing (PLR), in the amount of R$45 million; and
  higher training expenses amounting to R$16 million.

In the comparison between 4Q08 and 3Q08, the increase of R$65 million comprised basically of:

  Structural:
  wages increase (between 8.15% and 10%) in the amount of R$34 million, with R$96 million recorded in the 4Q08 and R$62 million in the 3Q08; and
  increase of R$31 million, basically due to the expansion of the distribution network, with an increase of 1,045 employees.

Other Administrative Expenses

The breakdown and variations in other administrative expenses in the respective periods is shown in the table below:

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Third-Party Services	2,129	1,635	627	576	30.2	8.9
Communication	1,061	940	283	264	12.9	7.2
Financial System Services	631	532	169	163	18.6	3.7
Depreciation and Amortization	612	538	151	149	13.8	1.3
Advertisement	643	598	211	150	7.5	40.7
Transports	566	522	150	145	8.4	3.4
Rentals	462	402	130	116	14.9	12.1
Data Processing	449	407	124	120	10.3	3.3
Maintenance & Conservation	377	296	107	95	27.4	12.6
Asset Leasing	352	231	102	89	52.4	14.6
Others	903	811	236	244	11.3	(3.3)
TOTAL	8,185	6,912	2,290	2,111	18.4	8.5

The main variations in expenses during 2008 are due to:

  organic growth with the increase in the number of outlets (27% growth, 1,462 proprietary and 6,739 third-party);
  higher business volumes;
  investments in improvement and optimization of the IT platform; and
  adjustments of prices of contracts due to inflation (IGP-M of 9.8%, IPCA of 5.9%) .

In the quarter, the main variations were:

  growth in the number of outlets (up 6%, 376 proprietary and 1,667 third-party); and
  higher advertising expenses of R$61 million, due to the fourth quarter’s seasonality;

Performance Indicators

Efficiency Ratio

The variation seen in the last two quarters reflects the organic growth and the investments in technology, an area in which we have focused more intensively over these periods and which results are expected to be seen over the next periods.

Coverage Ratio

The decrease in this index during the past few quarters is primarily due to: (i) the fee adjustment and TAC (loan operations fees) no longer charged to individuals as of 2008; (ii) the expansion of our distribution network and investments in IT, as previously mentioned.

Insurance, Pension Plans and Savings Bonds

Main Highlights of the Balance Sheet

				Variation %
R$ million	Dec08	Sept08	Dec07	12M	Quarter
Assets	77,968	77,244	73,318	6.3	0.9
Securities	71,309	71,073	67,718	5.3	0.3
Technical Provisions	64,587	62,888	58,526	10.4	2.7
-Insurance	5,829	5,690	5,492	6.1	2.4
-Life and pension plans	56,052	54,530	50,543	10.9	2.8
-Savings bonds	2,706	2,668	2,491	8.6	1.4
Shareholders' Equity	8,772	8,688	8,647	1.4	1.0

According to Susep and ANS data, up to November 2008, Bradesco's Technical provisions of the Insurance Group accounted for 34.3% of the market.

In terms of solvency, Bradesco's Insurance Group (Grupo Bradesco de Seguros e Previdência) complies with the Susep rules which took effect as of January 1, 2008 and is also adjusted to the international standards (Solvency II). The financial leverage ratio stood at 2.6 times the Shareholders’ Equity.

The Insurance Group maintains its leadership position by insuring individuals and properties, as well as in the area of supplementary private pension plans.

Main Highlights of the Income Statement

					Variation %
	12M08	12M07	4Q08	3Q08	12M	Quarter
Net Written Premiums**	23,149	21,201	6,204	5,822	9.2	6.6
Operating Income	3,938	3,166	820	1,005	24.4	(18.4)
Net Income	2,648	2,355	550	629	12.4	(12.6)
ROAE (%)	29.1	29.1	26.5	30.1	-	-3.6 p.p
Market share of Insurance, Private Pension Plans and Savings Bonds*	23.8	25.3	23.8	23.7	-1,5 p.p	0.1 p.p

* Data of Nov/08, Nov/07 and July/08
** In 2007, the production of Indiana/Áurea e SBCE was excluded.

Up to November 2008, Bradesco´s Insurance Group’s Net Income, accounted for 37.7% of the Net Income of the entire Brazilian insurance market.

In addition to the 9.2% increase in premiums, the following factors also influenced significantly to the 2008 result:

  the return to normal levels of technical provision in the Individual Health Insurance portfolio;
  the reduction of 0.6 p.p. in the y-o-y Claims Ratio;
  the sales ratio remained stable in the y-o-y comparison (Dec08 – 10.5 and Dec07 – 11.6), despite the sales increase mentioned above; and
  Mediservice goodwill amortization.

These factors offset the increase of Social Contribution (CSLL) from 9%, to 15%, occurred as of May 2008.

The 4Q08 result was influenced by an increase in health claims, which reflects the impact of U.S. dollar appreciation in laboratory costs, prosthesis and medicine related expenses, and flooding in the South and Southeast regions of Brazil, which led to higher occurrences of automobile and residential property claims and by the IBNR tail expansion of the life line from 5 to 7 years.

Indicators

			Variation %
	12M08	12M07	4Q08	3Q08
Claims Ratio[1]	74.3	74.9	78.0	72.4
Sales Ratio[1]	10.5	11.6	10.1	10.3
Administrative Expenses Ratio[2]	5.5	5.3	5.8	5.6
Combined Ratio[1]	85.8	86.0	89.7	84.4

1 Ratios were calculated excluding additional provisions and considering Susep Circular Letter #356 for 2007. For comparison purposes in the 4Q08 and year of 2008, we removed the amount of R$99.8 million referring to the IBNR tail expansion from 5 to 7 years (life line) and R$40 million referring to the losses caused by flooding in the state of Santa Catarina.
2 Structural Administrative Expenses / Revenues

Number of Clients (Insurance, Private Pension Plans and Savings Bonds)

				Variation %
In thousands	Dec08	Sept08	Dec07	12M	Quarter
Policyholders	22,962	22,424	19,802	16.0	2.4
Private pension plan	1,374	1,341	1,321	4.0	2.5
VGBL	600	601	580	3.4	(0.2)
Savings Bonds	2,546	2,492	2,289	11.2	2.2
TOTAL	27,482	26,858	23,992	14.5	2.3

Human Resources

Net Income Breakdown of Grupo Bradesco de Seguros e Previdência

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Life and Pension Plan	1,588	1,395	383	392	13.8	(2.3)
Savings Bonds	254	253	55	64	0.4	(14.1)
Health	460	25	113	115	-	(1.7)
P & C	346	682	(1)	58	(49.3)	(101.7)
TOTAL	2,648	2,355	550	629	12.4	(12.6)

Bradesco Vida e Previdência

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Net Income	1,588	1,395	383	392	13.8	(2.3)
Premiums and Contributions (*)	12,972	12,303	3,517	3,117	5.4	12.8
- Revenues from private pension plans and VGBL	10,940	10,643	2,964	2,599	2.8	14.0
- Premiums from life/personal accidents insurance	2,032	1,660	553	518	22.4	6.8
Technical provisions	56,052	50,543	56,052	54,530	10.9	2.8
Investment portfolio (thousand)	57,357	54,300	57,357	56,564	5.6	1.4
Claims Ratio/AP (%) [1]	44.4	51.1	48.4	48.4	-6.7p.p.	-
Sales Ratio/AP (%)	16.5	19.4	17.5	16.9	-2.9 p.p.	0.6 p.p.
Combined Ratio/AP (%) [1]	67.8	71.7	71.9	69.9	-3.9 p.p.	2 p.p.
Participants / Policyholders (thousand)	18,918	16,771	18,918	18,553	12.8	2.0
Market Share - Premiums and Contributions (%) **	34.5	37.9	34.5	35.3	-3.4 p.p.	0.8 p.p.

* Life / VGBL / PGBL / Traditional Plans ** Nov/08, Nov/07 and July/08.
1 Ratios were recalculated according to Susep Circular Letter #356 and for comparison purposes in the 4Q08 and year of 2008, we removed the amount of R$99.8 million referring to the IBNR tail expansion from 5 to 7 years (life line) The history increase of the relation between the occurrence date and the notice date was adjusted from 60 to 84 months in order to comprise with more accuracy the statistical behavior of older Judicial Claims.

Revenues from Private Pension Plans and VGBL represented 34.5% of the market in Nov/08, while Premiums from Life Insurance and Personal Accidents represented 16.7% of the market in Nov/08.

The balance of technical provisions includes the provision for insufficient contributions (PIC), which is calculated using the American table of mortality AT-2000, improved by 1.5% p.a., and a real interest rate of 4.3% p.a., considering men separately from women, who have a longer life expectancy.

Net income through December 2008 reflects improved performance in the life insurance (particularly in credit life insurance and group insurance) and VGBL segments, causing an increase of R$108 million in the management fees income.

In the previous 12 months of 2007, net income was impacted by adjustments in the Longevity and Improvement provisions, due to a reduction of real interest rates from 4.5% p.a. to 4.3% p.a.

The 4Q08 result remained in line with 3Q08, despite the IBNR tail expansion, which was offset by the better performance of multi-market funds compared to the previous quarter.

Technical provisions of Bradesco Vida e Previdência reached R$56.1 billion in December 2008, comprised of R$53.5 billion in VGBL products and R$2.6 billion in life, personal accidents and other lines, a 10.9% increase over December 2007.

Technical provisions of Open Private Pension Plan and VGBL represent a 38.4% market share – Source:
Fenaprevi (Market data as of November 2008).

Savings Bonds

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Net Income	254	253	55	64	0.4	(14.1)
Income from Savings Bonds	1,700	1,556	477	443	9.3	7.7
Technical Provisions	2,706	2,491	2,706	2,668	8.6	1.4
Clients (thousand)	2,546	2,289	2,546	2,492	11.2	2.2
Market Share - Income (%) *	18.9	20.1	18.9	18.9	-1.2 p.p.	-

* Data as of Nov/08, Nov/07 and July/08.

Compared to 2007, the 2008 result was stable, in spite of the volatility in the capital markets during the year. This is explained by the 9.3% growth in sales of savings bonds, consisting of higher sales of the new “Pé Quente” products: Pé Quente Bradesco Pessoa Jurídica (lump sum payment of R$1,000.00), Pé Quente Bradesco Amazonas Sustentável (monthly payment of R$20.00) and Pé Quente Bradesco Instituto Ayrton Senna (monthly payment of R$30.00) .

Despite a significant growth in the 4Q08 sales figures, the result was lower in relation to the previous quarter, mainly due to the non-realization of gains on sale of equities (occurred in 3Q08) and due to the drop in financial result.

Plans of Assignment of Draw Rights have shorter effective terms and grace periods and low ticket.

Bradesco Auto / RE

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Net Income	107	137	(11)	35	(21.9)	(131.4)
Net Written Premiums [1]	2,894	2,650	739	791	9.2	(6.6)
Technical Provisions	2,315	2,201	2,315	2,203	5.2	5.1
Claims Ratio (%) [2]	71.1	69.4	75.7	68.7	1.7 p.p.	7 p.p.
Sales Ratio (%)	19.1	19.2	17.5	18.8	-0.1 p.p.	-1.3 p.p.
Combined Ratio (%) [2]	106.5	102.6	111.6	104.6	3.9 p.p.	7.0 p.p.
Policyholders - thousand	2,192	2,074	2,192	2,117	5.7	3.5
Market Share - Premiums Written (%) *	10.6	12.1	10.6	10.8	-1.5 p.p.	-0.2 p.p.

* Data as of Nov/08, Nov/07 and July/08.
1 Auto / PC. Indiana’s data was excluded from 2007 figures.
2 For correct comparison between the periods, we excluded from the calculation, R$40 million referring to the losses caused by flooding in the state of Santa Catarina.

In the y-o-y comparison, the 2008 result was affected by losses occurred in 4Q08 caused by the flooding in the South and Southeast regions, which led to higher claims, partially offset by positive financial results, particularly profitability in fixed income funds.

In addition to the events mentioned above, the 4Q08 result was impacted by declines in production which, despite the retention of revenues from premiums written at the same levels seen in the previous quarter, reduced other revenues directly related to sales.

Bradesco Saúde

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Net Income	460	25	113	115	-	(1.7)
Net Written Premiums	5,259	4,246	1,410	1,389	23.9	1.5
Technical Provisions	3,416	3,202	3,416	3,385	6.7	0.9
Claims Ratio (%)	86.2	83.5	89.4	82.9	2.7 p.p.	6.5 p.p.
Sales Ratio (%)	3.6	3.3	3.7	3.5	0.3 p.p.	0.2 p.p.
Combined Ratio (%)	98.7	92.0	99.5	95.7	6.7 p.p.	3.8 p.p.
Policyholders - thousand	3,826	2,858	3,826	3,696	33.9	3.5
Market Share - Premiums Written (%) *	46.0	42.3	46.0	42.5	3.7 p.p.	3.5 p.p.

* Data as of Nov/08, Nov/07 and July/08.

The increase in the 2008 net income compared to 2007 is attributable to the combination of the following factors:

• the return of the constitution of technical provisions for the Individual Health insurance portfolio to normal levels;
• 23.9% sales growth which increased the market share from 42.3% to 46.0%;
• increase in income from fixed income funds;
• increase in claims, reflecting the impact of U.S. dollar appreciation in laboratory costs, prosthesis and medicine related expenses and the increase in indemnifiable events; and
• R$80 million goodwill amortization paid in the Mediservice acquisition, in February 2008.

With the acquisition of Mediservice (Administradora de Planos de Saúde), Bradesco Saúde reached the level of 3.8 million clients. A large contribution from corporate insurance policies to the total of this portfolio (93.5% in December 2008) reflects the Company’s high level of specialization and customization of corporate plans, which is a competitive edge in current supplementary health market.

Bradesco Dental

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Net Income	18	-	6	6	-	-
Net Written Premiums	114	-	46	42	-	9.5
Technical Provisions	21	-	21	20	-	5.0
Claims Ratio (%)	52.7	-	57.1	53.0	-	4.1 p.p.
Sales Ratio (%)	4.3	-	4.8	3.8	-	1.0 p.p.
Combined Ratio (%)	75.0	-	78.5	76.1	-	2.4 p.p.
Policyholders - thousand	1,135	-	1,135	1,072	-	5.9

In order to focus on dental care, Grupo Bradesco de Seguros e Previdência created a wholly-owned subsidiary called Bradesco Dental, which entered in the market as leader among the insurance companies that currently operate in the sector, and its portfolio currently exceeds 1.1 million Policyholders.

In the q-o-q comparison, the 4Q08 result remained stable in relation to 3Q08, showing slight growth in the combined ratio, reflecting the increase in the number of indemnifiable events throughout the period.

Highlights of the Market Relations Department

Investor Relations Area

During the 4QO8, we participated in a European Non-Deal Road Show and in the Bradesco Day and Brazil Day events in New York. We also participated in the Global Investor Window and Latibex events in London and Madrid, respectively, during the quarter.

In Brazil, we held APIMEC (Association of the Capital Markets Investment Analysts and Professionals) meetings in the cities of Salvador, Recife and Vitória, the latter in partnership with INI (National Association of Investors).

Social and Environmental Responsibility Area

The launching in partnership with Mizumo of Environmental Leasing for basic sanitation projects is a credit line targeting commercial leasing of water treatment stations and industrial and urban liquid effluents.

The creation of the savings bond called Pé Quente Bradesco Amazonas Sustentável Empresarial, which directs part of the proceeds raised into environmental conservation and balanced development projects coordinated by Fundação Amazonas Sustentável.

The “Challenge of the Planet”, an educational quiz aimed at strengthening the awareness of our sustainability strategy, had the participation of more than 87% of the staff. To participate, the employee should know concepts and practices related to sustainability, thus, support material was prepared, such as Bradesco Sustainability Report (employee version), the e-learning Sustainability course and several leaflets. At the end of the Challenge, five winners won a trip to the Amazon.

In 2008, the Programa Voluntários Bradesco (Bradesco Volunteer Program) gathered over 10,000 employees in its initiatives. The Bradesco Volunteer Portal became the largest corporate V2V (volunteer to volunteer) network on the internet in Brazil with 7,000 registered people. Also, donation campaigns were a major source of mobilization, collecting three tons of powdered milk in June and 66,000 personal hygiene items in September. Additionally, the second Maratona Social Voluntários (Social Volunteer Marathon), gathered employees from all of the Bank’s administrative sites (Cidade de Deus, Nova Central, Paulista, Alphaville and Santa Cecília), promoting a social transformation in 50 Institutions, benefiting nearly 7,200 people.

Once again, Banco Bradesco was selected to join the group of companies that comprise the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, and the ISE, Corporate Sustainability Index of BM&FBOVESPA, which include the best companies traded in stock exchanges in terms of sustainability practices.

According to the consulting firm Management & Excellence (M&E), Bradesco is the company that best communicates its sustainability, corporate governance and social and environmental responsibility initiatives on the web.

CONFERENCE CALL INFORMATION
Date: Tuesday, February 3, 2009

Portuguese	English
10:00 a.m.(São Paulo) 7:00 a.m. (U.S. ET) Brazil +55 (11) 4688-6301 International +55 (11) 4688-6301 Code: Bradesco	11:30 a.m. (São Paulo) 8:30 a.m. (U.S. ET) USA +1 (800) 860-2442 International +1 (412) 858-4600 Brazil +55 (11) 4688-6301 Code: Bradesco

The conference calls are broadcast live via webcast with audio and slideshow. Please access our website at www.bradesco.com.br/ir. The presentations are available for download on the morning of the event on the conference call page.

An audio replay of the conference calls will be available from February 3 to February 9 at the phone numbers +55 (11) 4688-6312 (conference call code: 724 - event in Portuguese) and +55 (11) 4688-6312 (conference call code: 845 - event in English). Alternatively, the call will also be available on Bradesco’s Investors Relations website approximately two hours after the event.

Market Indicators

In %	12M08	12M07	4Q08	3Q08
USD Commercial rate	31.94	(17.15)	22.08	20.25
IPCA	5.90	4.46	1.09	1.07
CDI	12.32	11.81	3.32	3.16
IGP-M	9.81	7.75	1.23	1.54
Selic (year-end)	13.75	11.25	13.75	13.75
USD Commercial rate (year-end) - R$	2.34	1.77	2.34	1.91

Macroeconomic Scenario

In %	2009	2010	2011
USD Commercial rate (year-end) - R$	2.20	2.10	2.20
IPCA	4.20	4.50	4.00
IGP-M	3.50	4.50	4.40
Selic (year-end)	10.25	9.25	8.50
PIB	1.50	3.50	3.80

Comments from the Economic Research Department

The 2008 reversal of the cycle of strong global economic expansion that began in 2004 was abrupt, and for many countries, sudden. In fact, the volatility in the financial and real economy of several countries was so extensive that it could be thought of as a period of “many years in just one.” In the first half of 2008, despite deceleration in several developed countries, main emerging economies continued showing signs of solid endogenous expansion, which helped to explain the fact that the commodity prices continued to rise to the highest levels ever recorded, causing inflationary pressures that led many authorities to enact tight monetary policies. By midyear, a generalized sense that the slowdown was beginning to spread and infect emerging markets, triggered a process of financial deleveraging, which affected various markets, including commodity markets. In September, the collapse of Lehman Brothers set off an unprecedented crisis, intensifying risk aversion. The reactions by national and multilateral authorities have been and continue to be unprecedented in scope, which will help to stave off a global depression, but will not be sufficient to avoid a strong downturn and deceleration in the global economy in 2009.

In the first three quarters of 2008, Brazil’s economy grew by 6.4% y-o-y, with domestic absorption components performing especially well. Inflationary pressures caused by an imbalance between supply and demand – and aggravated by high prices of commodities seen around the midyear point – were answered with tightening monetary policies, which helped to ensure that Brazil avoided the higher levels of inflationary acceleration seen in several other countries. It should also be noted that Brazil saw a strong inflow of foreign direct investments that reached the US$45 billion record for the first time ever. In this scenario, the long-sought investment grade was reached in the first half. However, by mid-September, as was the case around the world, Brazil’s robust domestic economy, negatively affected by the global crisis, began to show signs of downturn.

The main channels through which the Brazilian economy has been affected by the global downturn have been through currency devaluation, credit constraints and deteriorating levels of confidence among businesses and consumers alike. Deceleration of the Brazilian economy will be inevitable. GDP growth is expected to slide from an estimated level of 5.6% in 2008 to nearly 1.5% in 2009. Under this scenario, there will be more room for softened monetary and tax policies. Looking ahead, Bradesco reiterates its confidence as to Brazil’s prospects, which remains positive despite the social and economic hardships of the domestic and international scenarios and to unfold in a democratic environment with very few parallels among emerging nations. For these prospects to become a reality, it is necessary to push through the reform agenda that will allow the GDP to grow at a higher and sustainable level. Perhaps the crisis will provide the opportunity for such reforms.

MAIN FIGURES AND INDICATORS

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
Reported net income	7,620	8,010	1,605	1,910	(4.9)	(16.0)

Adjusted net income	7,625	7,210	1,806	1,910	5.8	(5.4)
Earnings per share (R$) (1)	2.48	2.38	0.59	0.62	4.2	(4.8)
Book value per share (R$) (1)	11.16	10.02	11.16	11.13	11.4	0.3

ROAE (Annualized) (2) (%)	23.8	28.3	22.8	25.1	-	-
ROAA (Annualize) (%)	1.9	2.4	1.7	1.9	-	-

NII	25,649	22,300	6,672	6,334	15.0	5.3
Fee and commission income	11,215	10,806	2,818	2,819	3.8	-
Personnel and administrative expenses	15,352	13,482	4,180	3,936	13.9	6.2

Total assets	454,413	341,143	454,413	422,662	33.2	7.5

Loan portfolio	173,423	131,307	173,423	160,634	32.1	8.0
Sureties and guarantees	33,879	24,296	33,879	29,640	39.4	14.3
Credit cards (3)	7,548	5,804	7,548	6,468	30.0	16.7
Loan granting (FIDC)	495	-	495	508	-	(2.6)
Total loan portfolio	215,345	161,407	215,345	197,250	33.4	9.2

Provision for loan losses	(10,263)	(7,826)	(10,263)	(9,136)	31.1	12.3

Demand deposits	28,613	29,420	28,613	27,620	(2.7)	3.6
Savings deposits	37,768	32,813	37,768	35,681	15.1	5.8
Time deposits + debentures	133,552	67,860	133,552	112,089	96.8	19.1
Subordinated debts	19,249	15,818	19,249	17,518	21.7	9.9

Technical provisions	64,587	58,526	64,587	62,888	10.4	2.7
Shareholders’ equity	34,257	30,357	34,257	34,168	12.8	0.3

In %
Efficiency ratio (4)	42.0	41.8	42.0	41.6	-	-
Coverage ratio (4)	73.1	80.2	73.1	75.5	-	-
Combined ratio (5)	85.8	86.0	89.7	84.4	-	-
Capital adequacy ratio (Basel) (financial consolidated) (6)	16.9	15.6	16.9	16.2	-	-
Capital adequacy ratio (Basel) (total consolidated) (6)	16.1	14.0	16.1	15.6	-	-
Fixed asset ratio (financial consolidated)	48.0	45.8	48.0	47.4	-	-
Fixed asset ratio (total consolidated)	13.5	14.5	13.5	17.6	-	-

	12M08	12M07	4Q08	3Q08	12M	Quarter
Interest on shareholders’ capital / dividends (R$ million)	2,692	2,823	621	613	(4.6)	1.3
Total shares (in thousand) (1)	3,069,706	3,028,012	3,069,706	3,069,755	1.4	-

(1) For comparison purposes, in 2008, the amounts were adjusted by 50% stock bonus applied for 2007.
(2) Calculated not including the effects of mark-to-market of Available-for-Sale Securities recorded in Shareholders’ Equity.
(3) Operations with loan characteristics – credit purchases and cash purchases.
(4) In previous 12 months.
(5) It excludes additional provisions.
(6) In 2008, it refers to Capital Adequacy Ratio (Basel II)

STATEMENT OF ADJUSTED INCOME

					Variation %
R$ million	12M08	12M07	4Q08	3Q08	12M	Quarter
REVENUES FROM FINANCIAL INTERMEDIATION	59,603	41,594	19,081	16,080	43.3	18.5

EXPENSES FROM FINANCIAL INTERMEDIATION	(33,954)	(19,294)	(12,388)	(9,747)	76.0	27.1

NET INTEREST INCOME	25,649	22,300	6,672	6,334	15.0	5.3

Provision for loan losses	(7,287)	(5,498)	(1,962)	(1,824)	32.5	7.6

GROSS INCOME FROM FINANCIAL INTERMEDIATION	18,362	16,802	4,710	4,510	9.3	4.4

OTHER OPERATING INCOME / EXPENSES	(7,972)	(7,173)	(2,271)	(1,902)	11.1	19.4
Fees and commissions	11,215	10,806	2,818	2,819	3.8	-
Insurance, private pension plans and savings bonds retained premiums	22,824	20,857	6,135	5,737	9.4	6.9
Variations of provisions from insurance, private pension plans and savings bonds	(10,533)	(11,670)	(2,733)	(2,624)	(9.7)	4.2
Retained Claims	(7,391)	(6,014)	(2,147)	(1,823)	22.9	17.8
Savings Bonds Drawings and Redemptions	(1,466)	(1,378)	(411)	(382)	6.4	7.6
Insurance and Private Pension Plans Sales Expenses	(1,179)	(1,084)	(301)	(279)	8.8	7.9
Personnel Expenses	(7,167)	(6,570)	(1,890)	(1,825)	9.1	3.6
Other administrative expenses	(8,185)	(6,912)	(2,290)	(2,111)	18.4	8.5
Tax Expenses	(2,207)	(2,389)	(496)	(536)	(7.6)	(7.5)
Equity in earnings (losses) of unconsolidated companies	136	42	47	23	223.8	104.3
Other operating income	1,718	1,436	521	544	19.6	(4.2)
Other operating expenses	(5,736)	(4,297)	(1,524)	(1,445)	33.5	5.5

OPERATING INCOME	10,390	9,629	2,439	2,608	7.9	(6.5)
NON-OPERATING INCOME	(3)	24	(6)	8	-	-
INCOME BEFORE TAX ON INCOME AND INTEREST	10,387	9,653	2,433	2,616	7.6	(7.0)
INCOME TAX AND SOCIAL CONTRIBUTION	(2,728)	(2,432)	(610)	(696)	12.2	(12.4)
MINORITY INTEREST IN SUBSIDIARIES	(34)	(11)	(17)	(10)	209.1	70.0
ADJUSTED NET INCOME	7,625	7,210	1,806	1,910	5.8	(5.4)
(+) Non-recurring Events	(5)	800	(201)	-	-	-
REPORTED NET INCOME	7,620	8,010	1,605	1,910	(4.9)	(16.0)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.